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Filed by Schuler Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
of the Securities Act of 1934
Subject: Schuler Homes, Inc.
Commission File No.  000-19891

THE FOLLOWING IS A TRANSCRIPT OF AN INVESTOR CONFERENCE CALL HELD SEPTEMBER 13, 2000.

                              SCHULER HOMES, INC.

                             MODERATOR: JIM SCHULER
                               SEPTEMBER 13, 2000
                                   10:30 AM CT

Operator:  Good day and welcome to today's Schuler Homes Incorporated Investor
           Conference Call. Today's call is being recorded. At this time I would like to turn the conference over to Mr. Jim Schuler. Please go ahead sir.

Jim Schuler: Good morning everybody. This is Jim Schuler, Chairman,
             President, and CEO of Schuler Homes. Welcome to this call. And I thank you very much for joining us today.

             There's no question, this is a very exciting event for both Schuler Homes and Western Pacific. This merger of equals basically doubles the size of the company. It achieves critical mass in California, and provides us with a leading presence in the majority of the largest western markets. This continues our strategy of diversification.

           Today we will have Pam Jones, Senior Vice President and Chief Financial Officer of Schuler Homes, Gene Rosenfeld, Chairman and CEO of Western Pacific, Tom Connelly, Chief Financial Officer of Western Pacific, and of course, myself participating in the call.

           Now first, Pam Jones has several comments to make, after which she will turn the presentation back to me. Pam?

Pam Jones: Good morning. Certain of the statements that we will make in this presentation today may be forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Such statements involve certain risks, uncertainties, and other factors that may cause the actual results to differ materially from those that are anticipated.

           We urge you to review Schuler Homes' Annual Report on Form 10K for the year ended December 31, 1999 for further discussion of these and other risks and uncertainties applicable to the company's business.

           In connection with this proposed merger, Schuler Homes and Western Pacific will be filing a registration statement with the Securities and Exchange Commission. And a joint proxy statement and prospectus will be included in that registration statement.

Jim Schuler: Well thank you Pam. As I mentioned in the beginning, this is clearly a merger of equals. It's a great event for the two companies.

             It creates a top 15 builder in terms of revenue and closings. The combined LTM revenues are in excess of 1.1 billion. That's through 6/30/2000. Combined LTM closings are in excess of 4663 units.

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           It provides us with a significant expansion into one of the largest and strongest markets in the United States, which is the California market. It provides us with a leading market share position in three out of the four - well the top three -- and four out of our other five markets. The exception of that of course, is Arizona, which was a startup in January of this year.

           This places us as the sixth largest builder in California. It doubles the market capitalization, and strengthens our financial resources. This transaction is immediately accretive to earnings without synergies.

           Each company has fairly strong financial results, with a three-year historical revenue growth of 58% on a combined basis. Both companies have among the highest margins in the industry with a backlog of 449 million, which is up 38% over 1999.

           We move forward with an extremely strong land position between the companies for future growth. We will control over 27,000 lots of which 48% of those lots are optioned.

           This transaction also further enhances the depth and strength of management. As I've mentioned, it doubles the size of the company and creates a well diversified Western US builder.

           Going forward, the management team will be composed of senior officers. It'll be myself, James Schuler, Co-Chairman, President, and CEO. Eugene Rosenfeld will be Co-Chairman with me of the combined companies.

           Craig Manchester, the current President and COO of Western Pacific, will be the Executive Vice President and Chief Operating Officer. Pam Jones will become Executive Vice President and Chief Investment Officer.

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           Tom Connelly, the current Chief Financial Officer at Western Pacific, will continue as Senior Vice President and Chief Financial Officer of the entire company. And Doug Tonokawa will continue as Vice
           President of Finance and Chief Accounting Officer.

           Additionally, in our ten divisions, all of our ten division presidents are seasoned veterans of the industry. The majority of these presidents have worked for other large public home builders in the past. We have extremely strong depth of management in all areas.

           At this time, it's my pleasure to introduce the Co-Chairman, Gene Rosenfeld. I am very excited about Gene and I working together in the future to bring this company to its next level. Gene?

Gene Rosenfeld: Thank you very much. I'm going to speak about one specific, then have Tom Connelly join in. And then - we'll be brief in that this is a meeting of the whole company.

                One, as we all know, California markets have been the fastest - among the fastest growing markets in the United States. Western Pacific has a history since 1993 at its founding of both strong financial growth and very high margins. Our June 30 backlog is up significantly. Our June 30, 2000 backlog is up significantly from June 30, 99.

                In one moment here, I'd like to introduce Tom who will give you some more and then I'll join-in again. Tom?

Tom Connelly:   Western Pacific Housing has March fiscal year-end. And for the year ended March of 2000, we delivered 1693 new homes, generating 551 million in revenues. We achieved 83 million in EBITDA, which was a 15% EBITDA margin. And lastly, we achieved
                43 million in pretax income.

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Gene Rosenfeld: Thanks Tom. As Mr. Schuler stated, Western Pacific currently is the sixth largest home builder in California. And we have a wide variety of products ranging in price from $140,000 to as much as $700,000 in some select communities.

                Also, as Mr. Schuler mentioned, we are well positioned for future growth. In our - in the Western Pacific Company we have under control approximately 9000 lots, 4000 of which are owned by the company and about 5000 are optioned for future use and earnings.

                Basically we'd like to keep about 2 to 2-1/2 years of owned supply on-hand and 3 to 3-1/2 years. This, of course, reduces risks of a market turndown.

                Also, just some more statistics, the pro forma combined company will be either the eleventh or twelfth largest company in terms of closings. And in terms of capitalization we'll be probably right around ten or eleven -- in that range.

                Further to talk about the close - the company together, the company will be in six separate states, those being California, Washington, Oregon, Arizona, and Denver - and Colorado. I'm sorry.

                Really the beauty of this is that Western Pacific's housing is really concentrated as a total in California. Even though Schuler has been there, they're not of the same size. So putting us together will give us, as he had mentioned, a large presence in the marketplace.

                California is one of the fastest growing states. In fact, if we look at a number of statistics - or indicators I should say, from 1995 to 2025, the population growth is expected to be number one in the nation.

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           The number of non-farm employment is also to be number one. Gross state product is expected to be number one, along with single-family permits and personal income. This I think bodes well for the marketplace.

           Pam, would you take it from here?

Pam Jones: Sure.

Gene Rosenfeld: Thank you.

Pam Jones: As most of you know, Schuler Homes has been a leading home builder in Hawaii for many, many years. And we are committed to maintaining a presence in Hawaii for a long period of time.

           We in 1996, had implemented a diversification strategy to expand the company into mainland US markets, and have been successful in diversifying the company.

           Although if you were to take a look at our revenues on an LTM June 30, 2000 basis, approximately 49% of our total revenue base for the company is coming from our Colorado division. And then the remaining 51% is split relatively evenly between our California division, our Oregon division, Washington division, and Hawaii division.

           The beauty of this transaction is that immediately we will achieve even more diversification and reduce our dependence as a company on any one particular market.

           On a combined basis, for the last 12 months ended June 30, 2000, of the companies' - the combined companies' total revenues, approximately 55% of those revenues would have come from California.

           As you know, California is a very large state, and really is comprised of about five markets - separate and distinct markets that the combined companies would have operated in in California.

           About half of the 55% contribution to revenues from California would have come from Northern California. And about half would have come from Southern California. And then the distribution between the five distinct markets that the combined companies operate in in California results in a contribution by the California market are anywhere from 6% to 14% by division to the company's overall revenues.

           Colorado would have contributed 26% to the companies' combined revenues for that period of time. And of course, we're operating in three separate and distinct markets in Colorado. And those are Denver, Fort Collins, and Colorado Springs.

           And then we would have seen the Oregon division contribute 4% to total revenues, the Washington division 7%, and the Hawaii division 8%. So as you can see, the resulting company will be a very well diversified company that is not dependent on any one particular market for revenue production.

           I think as both Jim and Gene have mentioned, in California, as a result of this transaction, we will be the sixth largest home builder in California. We are currently the third largest home builder in Colorado, the second in Hawaii, and the third also in Washington and Oregon.

           On a combined basis, the company controls over 27,000 lots, approximately half of which are - all but half of which are under option. In California alone, the company on a combined basis controls over 14,500 lots, 5300 of which are owned and approximately 9400 of which are under option.

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           As of June 30, the combined companies had about 1642 units in backlog for an aggregate sales value of 449 million. Together we currently have 84 active subdivisions, subdivisions that are currently in the sales stage. And of those 84, 35 are in California. Also we control, either through subdivisions owned or optioned, 187 total subdivisions.

           I wanted to spend a little bit of time on the transaction structure. In order to effect this transaction, a holding company will be formed that will own the interest in Western Pacific and Schuler Homes.

           This is a merger of equals. And it is an all-stock transaction. Schuler Homes currently has approximately 20.1 million shares of common stock outstanding. The company will be issuing to Western Pacific investors approximately 20.1 million shares of common stock. And that stock, which we'll call Class B stock, will have half a vote per share.

           That Class B stock will convert into Class A stock, which is effectively equivalent to the current stock that Schuler Homes has outstanding, upon sale or transfer of that stock.

           The accounting treatment that will be applied will be purchase accounting with Schuler as the accounting acquirer. And we will also be increasing our board representation to a nine-member board in which the Class A shareholders will elect a majority of the board.

           The controlling shareholder at Schuler Homes, which you know is Jim Schuler, is committed to support this transaction. And as a result of this transaction, at closing, we will change the company's fiscal year-end to March 31.

           We expect the closing to occur at the end of December or sometime in early 2001 as a result of the receipt of the customary regulatory approvals that we will need.

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           This transaction immediately doubles the equity and market capitalization of the company. We do anticipate that this transaction will be accretive to earnings even without synergies. Although we do anticipate that we have an opportunity to create a number of synergies as a result of this combination.

           Schuler Homes has maintained a strong credit discipline with regard to targets for debt-to-total-cap, EBITDA-to-interest coverage, and debt-to-EBITDA. We have maintained our debt-to-total-cap ratios at somewhere between 50% and 55%.

           And even with the four acquisitions that have been made in the last 2-1/2 years, we've been able to demonstrate our ability to de-lever the company after acquisitions and retain those strong ratios. On a combined basis, we're committed to that discipline. And in fact, the benefit to this transaction obviously, is that this is an all-stock transaction.

           In light of the strong Western US economy and the improving Hawaii real estate market, the combined company intends to continue to expand operations in our various markets.

           In contemplation of this merger of Schuler Homes, we plan to increase our product offerings in Hawaii by adding projects in various areas on the islands of Oahu, Maui, Kauai, and Hawaii, while we will also be looking to reduce our investment in some of the longer-term land parcels that we have where we have a concentration of lots.

           This will result in an after-tax accounting write-down of approximately $22 million. And we will recognize that during our quarter ending September 30, 2000.

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           The combined company's strong financial position provides us with opportunities too throughout the company to reduce our cost of capital and to grow the company to a level that we are very excited about.

Jim Schuler: This is Jim Schuler again. And, you know, this is just a wonderful transaction in so many ways -- the cultural fit, the synergies between the two companies, the wonderful depth of management on both sides of Schuler Homes and Western Pacific. It's a perfect fit for both our companies.

             We will continue to grow within our existing markets. There's a lot of room for expansion in all of our markets. And we have a great land position to do that. We'll continue to leverage our existing brands, and local operations, and expertise.

             As I mentioned, we're going to retain on all levels the experienced management teams. We've always found that one thing that makes a good company great or a great company greater is the people behind that company. And with the joining with Western Pacific, it brings another level of management to the entire company.

             We will integrate the operations and corporate functions to maximize the synergies. We're going to continue our conservative land acquisition policies on both sides. In both companies here, we've always practiced very conservative land policies, where all of the land purchases are approved at corporate level.

             We both focus on maximizing the return on investment and minimizing the risk profile on projects. And I think that's shown by the percentage of lots that we have under option versus the percentage of lots we have under - that we own.

           Our philosophy of - there has been, you know, a 2 to 2-1/2, in some sectors maybe a 3-year supply of lots owned, and a 4 to 5-year supply of lots owned and controlled.

           We currently have, and we will continue have decentralized operations with corporate controls. And we will continue to pursue opportunities to increase financial services penetration.

           To sum it up, the reality is, we are creating a Top 15 builder in terms of revenue and closings. Combined LTM -- this is as of 6/30/2000 -- we'll have revenues over $1.1 billion, combined LTM closings in excess of 4663 units.

           This provides for significant expansion, of course, into the - we feel, the hottest housing market in the United States today. And that's the California market. We currently have leading market share in the majority of the other top Western US markets that we're in.

           It doubles our market capitalization and strengthens our financial resources. There'll be approximately 40.2 million shares outstanding when this transaction closes. It is immediately accretive to our earnings, without any synergies.

           And looking at both companies, they both have very strong financial results, three-year historical revenue growth of 58% on a combined basis. Both companies have among the highest margins, both gross and pretax margins, in the industry. And our current backlog is approximately $450 - or $449 million, which up 38% from the same period in 1999.

           Once again, our strong land position going forward provides for future growth. We currently control together over 27,000 lots, of which, 48% of those lots are optioned. I mentioned the depth and strength of the management. That's a major factor for any company to continue its growth.

           Again, we appreciate your joining us today. I can't tell you how excited I am about this transaction and I think, the opportunity to work with the experienced management team and put both these management teams together, Schuler Homes and Western Pacific, to take this company to a new level.

           At this time, we will take your questions.

Operator:  Thank you very much, sir. Today's question and answer session will be conducted electronically. If you do have a question, we ask that you please press star 1 on your touch-tone telephone at this time.

           We'll proceed in the order that you signal us and take as many questions as time permits. And again, if you do have a question, that's star 1. And we'll pause for just a moment.

           And our first question comes from Peter Ehret with Van Kampen.

Peter Ehret: Hi. Congratulations on your deal. Pam, a question. Could you just walk us through the cap structure? What sort of other debt is outstanding in the combined entity pro forma? And walk us through the bank arrangements and changes that we could expect to see there.

Pam Jones: Sure. At closing, you know, we will close with a holding company structure, where the Schuler subsidiary, which is the Schuler Homes Company that you know today, will retain its senior notes, and convertible debentures, and line of credit. And the Western Pacific subsidiary will be also financed separately.

           On a go-forward basis, obviously, we will continue to evaluate the financing opportunities that we have for both companies, and then on a combined basis. Western Pacific has a strong history of some pretty strong credit ratios. And they have been able to achieve these high profit margins and strong credit statistics even operating as a private company and not having access to the public markets.

           Their current leverage ratios are a bit higher than Schuler Homes as a result of being a private company. But we do expect those to come down in the next - probably the next to three to six months to a range that is closer to what the Schuler debt-to-total-cap range is currently.

Peter Ehret: Okay. Can you talk about the bank commitments going forward?
             Any changes there?

Pam Jones: Yes. We both have lines of credit that we operate under that are led by large banks, obviously. And in fact, there is some consistency in the participants on both lines of credit.

           And initially at closing, we'll move forward effectively with the same facilities that we currently have in place. We expect to expand the Western Pacific facility by a nominal amount, and then also the Schuler Homes facility by a nominal amount.

Peter Ehret: Okay. One more question, it's on synergies. Are the - what sort of synergies are you expecting? What sort of dollar amount on that? And will we see those synergies on the Schuler subsidiary's P&L?

Pam Jones: You know, I would say that going forward there are a lot of opportunities for synergies as a result of size. And then I also believe that in terms of overall financing costs of the combined companies, we have the opportunity to reduce the combined company's financing costs.

           At this point, you know, to put a dollar amount, it would be difficult. I think even without synergies, we do see this as a real positive transaction and accretive to the company's results.

Peter Ehret: Okay, good. Thanks.

Operator:  And moving on, we'll now go to Bruce Baughcman of Franklin Advisors.

Bruce Baughcman: Good morning and congratulations.

Jim Schuler: Thank you.

Pam Jones: Thank you.

Bruce Baughcman: I've got a couple of quick questions. What's the tangible equity at Western Pacific?

Pam Jones: As of June 30.

Tom Connelly: As of June 30, it's approximately $112 million.

Bruce Baughcman: Okay. And the charges in Hawaii, is that mostly accumulated interest? Or just - can you give us a little more information on that?

Pam Jones: Sure. This relates to land parcels that when the market slowed down we had designated as land parcels that we would hold for our future development in the future.

           And, obviously, at that point in time we were very careful not to continue to capitalize any costs associated with those land parcels. These are parcels in areas where we have a real concentration of holdings. And what we're doing is taking a shorter-term view with regard to these land parcels.

Bruce Baughcman: Will this be essentially a 121 charge?

Pam Jones: Yes, it will be a 121 charge.

Bruce Baughcman: And finally, did you use bankers in putting the deal together?

Pam Jones: Yes. Salomon Smith Barney represented Schuler Homes in this transaction.

Bruce Baughcman: Okay. Thank you very much.

Pam Jones: Certainly.

Operator:  And Steven Kim of Salomon Smith Barney has our next question.

Steven Kim: Thanks very much. Congratulations on your deal.

Jim Schuler: Thank you.

Steven Kim: A question with respect to the California markets, obviously, which is an area that you're greatly expanding your presence in, can you give us a sense for how that market has been holding-up here over the last few months?

           Most of the people that I talk to indicate that it's doing pretty well. But I'd be curious to get Western Pacific's vantage point - from their vantage point how business trends have been going over the last several months.

Gene Rosenfeld: Hi, Steve. This is Gene Rosenfeld. Sales of Western
                Pacific Homes in the last three or four months have really been well over last year's. So we see the market as still very strong.

Steven Kim: How about price increases? Are you continuing to pass through any price increases in that market?

Gene Rosenfeld: Well I would say that it's diminishing to a degree. But the answer is yes, we've been able to increase prices, but, you know, obviously on a subdivision-by-subdivision basis.

Steven Kim: Great. And can you also give an indication as to what kind of growth we might be expected to see in the California operations in terms of subdivision counts going forward?

Jim Schuler: Go ahead, Tom.

Tom Connelly: We anticipate adding, net of closings, probably five to seven projects by say next summer.

Steven Kim: What kind of percentage rate is that?

Tom Connelly: We're currently active in 32 subdivisions. So that's probably a 15%, plus or minus, increase.

Steven Kim: Great. And any intention to, you know, either move the average selling price up or down in terms of the product mix?

Tom Connelly: Well at least at Western Pacific, we're now tending to buy properties where the average sales price will come down some, generally speaking, because the market has been very strong in the very high price range. But at least in my opinion, we should start to moderate that and move our prices down somewhat.

Steven Kim: Okay. And finally, you made brief mention of expanding financial services operations to have greater penetration. Are you referring to the California market specifically? Or can give me a little more specifics in terms of your plans to kind of increase penetration in the financial services business?

Pam Jones: Sure. Actually both companies have mortgage-brokerage operations. We have mortgage-brokerage operations in our Colorado division and have recently started to implement operations in some of our other divisions. Western Pacific has operations in their Northern and Southern California divisions.

           Both of us believe that by placing more of an emphasis on this aspect of our business there's additional volumes that we can run through those mortgage options just as well as the combined company side.

Steven Kim: Great. Thanks very much.

Tom Connelly: Sure.

Operator: And we'll now move to Dave (Lason) with (Securities).

Dave (Lason): Yes, good morning. Just a couple quick questions on the
              Schuler convertible bond. Is the exchange of control put going to be triggered on the bond? If not, what will they convert into and will it be at a holding company or subsidiary obligation?

Pam Jones: Yes, the convert will stay at the subsidiary level. And this is not a change of control under either the converts or the senior note.

Dave (Lason): And they will convert into the new stock that's created?

Pam Jones: That's exactly true.

Operator:  And just a quick reminder, that's star 1 if you do have a question.
           We'll now go to Steve Berman with ABN Amro.

Steve Berman: My question's been answered. Thank you.

Operator:  And we'll go to Sam Lieber with Alpine Funds.

Sam Lieber: Congratulations. I'm curious if you can just repeat what
            Western's performance was in terms of revenues, EBITDA and pre-tax. What were they - is?

Man: Actually through March 31 2000 was our last fiscal year, revenues were 551 million, EBITDA was 83 million and 43 million pre-tax.

Sam Lieber: Okay. Okay fair enough. And I gather the combined book of the company going forward's going to be somewhere between - around 7-3/4 or so given the adjustment that was mentioned in the release.

Pam Jones: Actually that will depend on a number of issues that we are evaluating in preparing our proxy statement. And I think a lot of that information will be in the S-4 proxy that is filed.

Sam Lieber: Fair enough. One last question pertaining to the accretion that you mentioned. Are you at liberty yet to give us some indication as to what that accretion might be going forward?

Pam Jones: Not at this point. I think a lot of that also depends on some of the information that we're processing now in preparation of the proxy and S-4.

Sam Lieber: Okay great. Well congratulations. Look forward to learning more about the new entity.

Pam Jones: Thanks a lot.

Man:       Thanks Sam.

Operator:  And Tim Somers with Financial Management Advisors has the next question.

Tim Somers: Good morning and congratulations. Two quick questions. First of all, can you talk a little bit about the debt amortization on the Western size and what that schedule is? And secondly, can you give us an indication of what the rating agencies are thinking on this transaction and what a likely outcome of that will be?

Pam Jones: Sure. I think that, you know, as I mentioned earlier, Western
           Pacific leverage has been a little bit higher than what Schuler has experienced. Obviously they're a private company and are dealing with the aspects of being a private company and growing a business. Their debt to total cap currently which is a bit above 65% will - we expect by the end of March 2001 to be closer to - between 56% and 58% and then by 2002 to be within the 50% to 55% range.

           So some of what they're experiencing currently deals with the timing of land purchases and closing. Typically for Western Pacific their largest quarters are their December and March quarters as a result of just timing for land purchases and site improvements in the California market.

           We did have the opportunity to meet with both Moody's and Standard & Poor's in the last couple of days to inform them of this transaction. And I haven't at this point in time seen a release come out from either one of those agencies. So it would be - it would just be speculation on my part to try to give you an estimate of what we think their response would be.

           But I believe that the meetings went very well and we were able to answer any questions that they had.

Tim Somers: And with regard to the debt at Western Pacific, are there any substantial maturities here in the near future?

Man: Our main facility is a revolving bank line which we just renewed and extended and should run out three more years from past July.

Tim Somers: Okay great, thank you.

Operator:  And one final reminder, that's star 1 if you do have a question. And
           Mr. Schuler, it appears there are no further questions at this time. I'll turn the conference back over to you sir.

Jim  Schuler: Very good. thank you very much. Again, thanks everybody for joining, for taking the time to call in on this call. Again, I'm sure after everything you heard, you probably agree that this is a very exciting transaction for the company and a great opportunity going forward.

           There's no question that we're looking forward to closing the transaction hopefully in December of January. And that's really all I have to add. Thank you again very much for joining and we'll visit with you later. Bye-bye.

Operator:  And that concludes the conference call for today. We'd like to thank everyone for their participation.

                                       END
                                *****************

Certain statements in this transcript may be "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where Schuler Homes has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting Schuler Homes' operations. See Schuler Homes' Annual Report on Form 10-K for the year ended December 31, 1999 for further discussion of these and other risks and uncertainties applicable to Schuler Homes' business.

In connection with their proposed merger, Schuler Homes will file a Registration Statement with the Securities and Exchange Commission, and a Proxy Statement/Prospectus will be included in that Registration Statement. Other materials relating to the merger also will be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Proxy Statement/Prospectus filed with the SEC by Schuler Homes will be mailed to its stockholders and may be obtained without charge upon request to Schuler Homes, Inc., attention Pamela
S. Jones, (808) 521-5661.

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